

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Adam J. Kansler
Chief Administrative Officer
Markit Ltd.
c/o Markit North America, Inc.
620 Eighth Avenue
35th Floor
New York, NY 10018

> **Re: Markit Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 14, 2014**
> **CIK No. 0001598014**

Dear Mr. Kansler:

We have reviewed Amendment No. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will continue to monitor for your response to comments 28 and 29 of our letter dated February 24, 2014.

Risk Factors, page 10

If we are, or were to become, a passive foreign investment company. . ., page 33

2.   In this risk factor, disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Liquidity and Capital Resources, page 59

3.   We have considered your response to comment 15 and reviewed your revised disclosures.   Please further revise to also disclose the cash and cash equivalents held in the United States and describe any ramifications (i.e. fees or taxes) that would be incurred if you were to attempt to repatriate such funds for use in the United Kingdom.

Draft legal Opinion

4.   We note assumptions (d), (e) and (f) on page 2. Please explain to us the purpose of those assumptions.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Special Counsel